December 15, 2008

Mr. H. Christopher Owings
 Assistant Director
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Entergy Gulf States Louisiana, L.L.C.
Amendment No. 1 to Registration Statement on Form S-4
Filed November 17, 2008
File No. 333-153623

Dear Mr. Owings:

We are counsel for Entergy Gulf States Louisiana, L.L.C. ("EGSL"), and we are submitting this letter on behalf of EGSL. EGSL acknowledges receipt of your letter of December 9, 2008 commenting on the above-referenced filing.

This letter contains EGSL's responses to the comment. Please feel free to call me at the telephone number listed at the end of this letter if you would like to discuss the response.

For the convenience of the Staff, the Staff's comment is included in bold and is followed by EGSL's response.

Amendment No. 1 to Registration Statement on Form S-4

Material United States Federal Income Tax Consequences, page 35

  We note your response to comment seven of our letter dated October 20, 2008. In revised Exhibit 5.02, counsel states "[s]ubject to the qualifications and assumptions stated in the Registration Statement and the limitations and qualifications set forth hereinafter, the statements of law and legal conclusions contained in the discussion in the Registration Statement under the caption 'Material United States Federal income Tax Consequences' represent our opinion." However, on page 35 of the registration statement, you state that counsel "is of the opinion that, subject to the qualifications and limitations set forth herein, the statements of law and legal conclusions contained in this discussion under the heading 'Material United States Federal Income Tax Consequences' constitute an accurate description of the material U.S. federal income tax consequences." As requested in our original comment, the latter statement from the registration statement should be replaced by the former statement from Exhibit 5.02.

Response: EGSL has filed Amendment No. 2 in which it has revised the first sentence of the second paragraph under "Material United States Federal Income Tax Consequences" to read as follows:

Subject to the qualifications and limitations set forth herein, the statements of law and legal conclusions contained in this discussion under the heading "Material United States Federal Income Tax Consequences" constitute the opinion of Morgan, Lewis & Bockius LLP.

* * * * *

EGSL acknowledges that:

    EGSL is responsible for the adequacy and accuracy of the disclosure in its filings;
    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    EGSL may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss the response to the Staff's comment or if you would like to discuss any other matters, please contact me at (212) 309-6281.

Very truly yours,

MORGAN, LEWIS & BOCKIUS LLP,
counsel for Entergy Gulf States Louisiana, L.L.C.

By: /s/ John T. Hood
John T. Hood

cc: Ronald E. Alper, SEC Staff Attorney
     Mara Ransom, SEC Legal Branch Chief
     Paul A. Castanon, Entergy Services, Inc.